Exhibit 99.1

MESOBLAST AND OAKTREE CAPITAL ENTER INTO REFINANCING AND EXPANSION OF SENIOR DEBT FACILITY

Melbourne, Australia; November 22, and New York, USA; November 21, 2021: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that it has successfully refinanced its existing senior debt facility with a new US$90 million five year facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”).

Mesoblast drew the first tranche of US$60 million on closing, with proceeds being used to repay the outstanding balance of the existing senior debt facility with Hercules Capital, Inc. Up to an additional US$30 million may be drawn on or before December 31, 2022, subject to certain milestones. The facility has a three-year interest only period, at a rate of 9.75% per annum, after which time 40% of the principal amortizes over two years and a final payment due November 2026. Oaktree will also receive warrants to purchase 1,769,669 American Depositary Shares (ADSs)1 at US$7.26 per ADS, a 15% premium to the 30-day VWAP. The warrants may be exercised within 7 years of issuance.

“We are pleased to have leading global investment management firm Oaktree as our new financing partner as we focus on bringing our first product to the US market. Oaktree has a demonstrated partnership approach to innovative companies, making it an excellent fit to support Mesoblast’s commercial growth strategy over the next five years,” said Silviu Itescu, Chief Executive of Mesoblast.

Aman Kumar, Co-Portfolio Manager of Life Sciences Lending at Oaktree said, “We are delighted to partner with Mesoblast at this point in its development. We recognize the quality of the portfolio and the significant near-term milestones that could help the company successfully commercialize its first product in the US.”

Cantor Fitzgerald & Co. acted as exclusive arranger and financial advisor to Mesoblast in this transaction.

About Mesoblast

Mesoblast is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late-stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease and moderate to severe acute respiratory distress syndrome. Rexlemestrocel-L is in development for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

[1]

The warrants will be issued under a prospectus to be lodged with ASIC under which the warrants will be offered to Oaktree. The agreement to issue the warrants is subject to approval of Mesoblast shareholders if required at the time of issue for the purposes of the 15% placement limit in Listing Rule 7.1.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

About Oaktree

Oaktree is a leader among global investment managers specializing in alternative investments, with $158 billion in assets under management as of September 30, 2021. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,000 employees and offices in 19 cities worldwide. For additional information, please visit Oaktree’s website at http://www.oaktreecapital.com/

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: Mesoblast’s ability to meet the necessary conditions and milestones to draw down on the facility; the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors	Media
Paul Hughes	Sumit Media
T: +61 3 9639 6036	Grant Titmus
E: investors@mesoblast.com	T: +61 419 388 161
E: grant@sumitmedia.com.au

Rubenstein
Alex Davis-Isaac
E: adavisisaac@rubenstein.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176